Exhibit 99.11

KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
600-128 4th Avenue South	Internet	www.kpmg.ca
Saskatoon Saskatchewan S7K 1M8
Canada

AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Claude Resources Inc.

On March 26, 2010, we reported on the consolidated balance sheets of Claude Resources Inc. ("the Company") as at December 31, 2009 and 2008 and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity, and cash flows for each of the years then ended which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation to United States GAAP" included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Saskatoon, Canada

March 26, 2010

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KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
600-128 4th Avenue South	Internet	www.kpmg.ca
Saskatoon Saskatchewan S7K 1M8
Canada

COMMENTS BY AUDITORS FOR US READERS ON CANADA - US REPORTING DIFFERENCES

To the Board of Directors of Claude Resources Inc.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) that refers to the audit report on the Company’s internal control over financial reporting.  Our report to the shareholders dated March 26, 2010 is expressed in accordance with Canadian reporting standards, which do not require a reference to the auditors’ report on the Company's internal control over financial reporting in the financial statement auditors' report.

Chartered Accountants

Saskatoon, Canada

March 26, 2010

RECONCILIATION TO UNITED STATES GAAP
(in thousands of dollars, except per share amounts)

Claude Resources Inc - Reconciliation to United States GAAP

The consolidated financial statements of Claude Resources Inc. (“Claude” or the “Company”) are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

a)  Balance Sheets

	2009	2008

Mineral Properties - under Canadian GAAP	$94,170	$89,038
Cumulative exploration expenditures expensed under U.S. GAAP (i)	(47,631)	(35,251)
Cumulative Santoy 7 project expenditures (ii)	-	(2,835)
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Cumulative depreciation and depletion adjustment (iii)	1,720	1,683
Mineral Properties - under U.S. GAAP	$46,434	$50,810

Payables and accrued liabilities - under Canadian GAAP	$4,100	$5,794
Cumulative liability for flow-through shares (v)	326	-
Payables and accrued liabilities - under U.S. GAAP	$4,426	$5,794

Shareholders’ equity
Share capital - under Canadian GAAP	$111,957	$83,960
Reduction of stated capital (iv)	55,000	55,000
Adjustment for flow-through shares (v)	7,964	7,964
Adjustment for flow-through share premiums (v)	(4,462)	(4,136)
Share capital - under U.S. GAAP	170,459	142,788

Contributed Surplus
Contributed Surplus - Under Canadian GAAP	2,465	1,748
Cumulative stock compensation costs implementation of FAS 123	(25)	(25)
Contributed Surplus - under U.S. GAAP	2,440	1,723

Retained earnings (deficit) - under Canadian GAAP	(4,361)	1,896
Reduction of stated capital (iv)	(55,000)	(55,000)
Cumulative exploration expenses (i)	(47,631)	(35,251)
Cumulative Santoy 7 project expenditures (ii)	-	(2,835)
Cumulative depreciation and depletion adjustment (iii)	1,720	1,683
Cumulative write-down adjustment (iii)	(1,825)	(1,825)
Cumulative stock compensation costs implementation of FAS 123	25	25
Cumulative impact of flow-through shares (v)	(7,964)	(7,964)
Cumulative renunciation of tax deductions on flow-through shares (v)	4,136	4,136
Deficit - under U.S. GAAP	(110,900)	(95,135)

Accumulated other comprehensive income
Unrealized gain (loss) on available-for-sale securities	34	(532)
Shareholders’ equity - under U.S. GAAP	$62,033	$48,844

b)  Statements of Earnings (Loss)

	2009	2008

Net earnings (loss) - under Canadian GAAP	$(6,257)	$383
Exploration expenditures (i)	(12,380)	(9,908)
Depreciation and depletion on Santoy 7 (ii)	2,835	2,754
Depreciation and depletion adjustment on write down (iii)	37	36
Tax liability of flow-through shares (v)	-	(2,240)
Renunciation of tax deductions on flow-through shares (v)	-	1,438
Net earnings (loss) - under U.S. GAAP	(15,765)	(7,537)
Other comprehensive income - under Canadian GAAP	566	(227)
Comprehensive loss under U.S. GAAP	(15,199)	(7,764)
Net loss per share under U.S. GAAP
Basic and diluted	$(0.15)	$(0.08)

c) A description of certain differences between Canadian GAAP and U.S. GAAP follows:

i) Mineral Property Exploration Expenditures

Mineral property exploration expenditures are capitalized in accordance with Canadian GAAP as disclosed in Note 1 to the consolidated financial statements. For U.S. GAAP purposes, the Company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property and a final feasibility study determines the economic recoverability of these reserves, development costs of the property are capitalized.  Exploration properties with a net book value of $47,631 (2008 - $35,251) have been expensed for U.S. GAAP purposes.

ii) Commercial Production of Santoy 7

During 2007, the Company’s Santoy 7 project achieved commercial production.  Exploration costs of $6,057 capitalized for Canadian GAAP purposes were reclassified to mine development costs.  During the year, the Company booked $2,835 of depletion (2008 - $2,754; 2007 - $468) relating to this project.  Commercial production of Santoy 7 was completed during 2009.

iii) Write-down of Mineral Properties

Under both Canadian and U.S. GAAP, property, plant and equipment must be assessed for potential impairment. If the cash flows are less than the carrying value of the asset, under Canadian GAAP and U.S. GAAP, the impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Fair value is calculated as the present value of estimated future net cash flows. Previously, under Canadian GAAP, the impairment loss was calculated as the difference between the carrying value of the asset and its recoverable amount calculated on an undiscounted future cash flow basis. The resulting difference in the previous period write-down between Canadian and U.S. GAAP also results in a difference in the amount of depreciation and depletion charged to earnings.

iv) Reduction of Stated Capital

Under Canadian GAAP and by special resolutions of the shareholders, the Company reduced its stated capital account by $40,000 in 2001 and $15,000 in 1994. This reduction in stated capital is not permitted under U.S. GAAP and accordingly, has resulted in a cumulative increase in the share capital account of $55,000 with a corresponding increase in the Company’s deficit balance.

v) Flow-through Share Premiums

Under U.S. GAAP, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits.  The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance.  A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools. Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided.  In these  circumstances, the future tax liability reduces the valuation allowance and this reduction in the amount of $nil for 2009 (2008 - $2,240) has been recognized in earnings for Canadian GAAP purposes.